Plesk Corp.

4014 14th Avenue

Brooklyn, NY 11218

May 30, 2012

BY EDGAR

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention: Catherine T. Brown, Staff Attorney

Re:	Plesk Corp.

Form S-1

File No. 333-175667

Dear Ms. Brown:

In accordance with Rule 461 promulgated under the Securities Act of 1933, as amended (the "Act"), Plesk Corp. (the “Company”) hereby requests that the Registration Statement described above (the “Registration Statement”) be accelerated so that it will become effective at 3:00pm on Friday, June 1, 2012, or as soon as practicable thereafter. In connection with such request, the undersigned, being all of the officers and directors of the Company, hereby acknowledge the following:

1. Should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

2. The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in their filing.

3. The Company may not assert the declaration of effectiveness or the staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding this matter, please do not hesitate to call David Lubin, Esq., counsel for the Company, (516) 887-8200, facsimile (516) 887-8250. Thank you for your attention to this matter.

Very truly yours,

PLESK CORP.

By: /s/ Gavriel Bolotin
Name: Gavriel Bolotin
Title: President, Chief Executive Officer, Chief Financial Officer, Treasurer, and Director (Principal Executive, Financial and Accounting Officer)

By: /s/ Eliezer Mehl
Name: Eliezer Mehl
Title: Secretary and Director